EXHIBIT 99.2




                             [BARRICK LOGO OMITTED]






                            BARRICK GOLD CORPORATION

                      Consolidated Financial Statements and
         Management's Discussion and Analysis of Financial and Operating
                                     Results

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002





            In accordance with Canadian Generally Accepted Accounting
                                   Principles

Management's Discussion and Analysis of
Financial and Operating Results


What follows is a discussion and analysis of the factors contributing to the results of operations in third quarter 2002. The accompanying unaudited interim consolidated financial statements and related notes, which are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), together with the following information, are intended to provide investors with a reasonable basis for assessing our operations, but should not serve as the only basis for predicting our future performance.

     The following 2002 figures incorporate Homestake's operations compared to the 2001 figures that reflect Barrick's results on a stand-alone basis.

Overview

For third quarter 2002, we produced 1.4 million ounces of gold at total cash costs of $182 per ounce, compared to 0.9 million ounces of gold at $163 per ounce in third quarter 2001. Net income was $38 million ($0.07 per share), compared to $63 million ($0.16 per share) for third quarter 2001. Before non-hedge derivative gains/(losses), net income was $40 million 1 ($0.07 per share), compared to $63 million ($0.16 per share) for the year-earlier period. In third quarter 2002, operating cash flows totaled $167 million ($0.31 per share), compared to $158 million ($0.40 per share) for third quarter 2001.

GOLD SALES

Revenue for third quarter 2002 reached $468 million on gold sales of 1.4 million ounces, up from $306 million in revenue on 0.9 million ounces for third quarter 2001. As disclosed in note 2A to our interim unaudited consolidated financial statements, we have changed our accounting policy for revenue recognition. This change was made retroactively with restatement of comparative figures, and accordingly the analysis of our results is after reflecting this change. The higher revenue for third quarter 2002 resulted from the inclusion of the revenues generated by Homestake mines in 2002.

     Combining deliveries from our Premium Gold Sales Program and spot gold sales, we realized an average price of $338 per ounce, $24 higher than the average spot price for the period, generating an additional $33 million in revenue.

     Future gold production committed under spot deferred contracts in our Premium Gold Sales Program totaled 16.9 million ounces at quarter's end, down 1 million ounces from the second quarter, deliverable over the next 15 years at an average price of $342 per ounce. As we announced on September 17, we are reducing and simplifying our program, given the low forward premiums resulting from the decline in U.S. interest rates, our overall financial strength and our positive view of the gold price. Our target is to reduce our forward sales position to 12 million ounces by the end of 2003 - representing approximately 15 percent of the Company's current gold reserves, compared to today's 21 percent. At the same time, we plan to reduce our call option and variable price sales contract positions. Over the last quarter, we reduced those positions from 3.1 to 2.2 million ounces, with a target of reaching 1.5 million ounces by the end of 2003.

Review of Operations and Exploration and Development Projects

Total operating costs for third quarter 2002 were $254 million, compared to $150 million for the year earlier period. On a per ounce basis, total cash costs for the quarter were $182 compared to $163 in third quarter 2001.


-------------------
1 For an explanation of non-GAAP performance measures refer to pages 4-5 of the management's discussion and analysis.


BARRICK THIRD QUARTER REPORT 2002     1     MANAGEMENT'S DISCUSSION AND ANALYSIS

During the quarter, several operations experienced lower than anticipated grades and recovery rates, resulting in lower production and higher costs. We expect the actions we are taking to resolve these issues to continue during the fourth quarter, leading to the revised cash cost estimates for the year issued in the last week of September.

     The quarter also saw the announcement of our $2 billion four-mine/five-year growth plan, centered on development projects at Alto Chicama in north-central Peru, Cowal in Australia, and Veladero and Pascua-Lama on the border of Chile/Argentina: projects we expect to bring into production between 2005 and 2008, to add a total of approximately 2 million ounces of annual production at an estimated average cash cost for the first 10 years of $125 per ounce, with higher production and lower cash costs in the early years.

     For more detailed information on each operation please see accompanying US GAAP Management Discussion & Analysis of Financial and Operating Results (pages 7-12). Under US GAAP Operations Review, comparative 2001 figures are not applicable for Canadian GAAP purposes as such mines (Round Mountain, Eskay Creek, Hemlo, Yilgarn District, Kalgoorlie) were acquired through the Homestake merger in December 2001.

AMORTIZATION

Amortization totaled $132 million, or $91 per ounce in third quarter 2002, compared to $81 million, or $90 per ounce in the year-earlier quarter. The increase in amortization per ounce is primarily due to amortization of the fair value adjustments of the Homestake assets acquired and higher amortization at Goldstrike with the completion of construction at Rodeo in 2001 and the reduction of reserves at Meikle.

ADMINISTRATION

In third quarter 2002, administration costs were $16 million, an increase of $6 million, over the year-earlier period, reflecting the effect of the inclusion of costs incurred by Homestake after integrating Barrick and Homestake, less the associated administrative synergies.

INTEREST AND OTHER INCOME

The principal component of interest and other income is interest received on cash and short-term investments.

INTEREST ON LONG TERM OBLIGATIONS

We incurred $17 million in interest costs in third quarter 2002 and $14 million in third quarter 2001, related primarily to our $500 million of debentures, and the $200 million Bulyanhulu project financing. In third quarter 2001, $8 million of interest costs were capitalized at Rodeo, Bulyanhulu and Pascua; in 2002, none of these projects qualified for capitalization of interest, as a result of completion or deferral of construction.

NON-HEDGE DERIVATIVE LOSSES

The total mark-to-market loss on the non-hedge derivative positions that were included in third quarter 2002 earnings was $2 million.

     The principal components of the mark-to-market gains and losses are non-hedge commodity, and interest and lease rate contracts, and exclude our executory sales contracts.

INCOME TAXES

We recorded an income tax credit of $12 million for the nine months ended September 30, 2002. This tax credit primarily arose due to a higher portion of earnings being realized in lower tax rate jurisdictions, and the benefit of tax synergies associated with the Homestake merger, primarily related to integrating our North American operations as well as tax benefits of $16 million relating to losses on non-hedge derivatives and the drawdown of future tax liabilities on purchase accounting adjustments relating to the Homestake merger. If gold prices were to rise substantially, the amount of this credit could decrease for the full year 2002, with a higher portion of earnings in the United States, Canada, Australia, Peru and Tanzania where tax rates are higher. In future years, whether we record an income tax credit or an expense will depend upon a variety of factors, including: the level spot gold prices; the timing and amount of further tax synergies arising from the Homestake merger; and the tax effects of purchase accounting adjustments.


BARRICK THIRD QUARTER REPORT 2002     2     MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

We believe our ability to generate cash flow from operations to reinvest in our business is one of our fundamental financial strengths. Combined with our large cash and short-term investment balance of $988 million at September 30, 2002, and our $1 billion undrawn bank facility, renewed on April 29, 2002 for another five-year term, we have sufficient access to capital resources if required. We anticipate that our operating activities in 2002 will continue to provide us with cash flows necessary for us to continue developing our internal projects and to utilize for potential acquisitions.

     We generated operating cash flow of $167 million in third quarter 2002, compared to $158 million in the year-earlier period. The higher cash flow is mainly due to the inclusion of operating cash flow from the Homestake Mines. With a portion of our gold expected to be sold at spot market prices for the balance of 2002, the fluctuation in gold prices will affect the amount of our operating cash flow through the remainder of this year.

INVESTING ACTIVITIES

Our principal investing activities are for sustaining capital at our existing operating properties, new mine development and property and company acquisitions.

Capital Expenditures

Capital expenditures for the third quarter 2002 totaled $99 million, compared to $130 million in the same period in 2001. The decline is principally due to higher amounts spent in 2001 at Goldstrike, mainly relating to deferred stripping, as well as higher activity at Bulyanhulu and Pascua in third quarter 2001. Principal expenditures in third quarter 2002 included $46 million in North America, comprised primarily of deferred stripping and underground development at Goldstrike. In Tanzania, capital expenditures included $12 million spent at the Bulyanhulu Mine on underground development. In Australia, capital expenditures were $20 million to cover underground development and new mining equipment, while in South America capital expenditures totaled $21 million, primarily for Pierina ($7 million), Alto Chicama ($7 million) and engineering and development work at Veladera and Pascua-Lama ($7 million).

FINANCING ACTIVITIES

During third quarter 2002, our cash outflow from financing activities was nil, compared with an outflow of $9 million in the year-earlier period. In third quarter 2001, the outflow principally related to repayment of long-term debt obligations.

OUTLOOK

We believe considerable growth opportunities exist within our existing asset base, not only from our new pipeline of projects but from our operating mines as well. Our assumption is that consolidation and rationalization of the gold industry will continue. Our strong balance sheet and substantial cash flows position us to participate in that consolidation should we choose, in ways that add value to our Company.

     For the balance of the year, 50 percent of planned production is expected to be sold at an average price of $365 per ounce. The balance of production is expected to be sold either at spot prices, or delivered into our forward contracts at prices similar to spot prices. Overall for 2002, we remain on track to produce 5.7 million ounces at an average cash cost of $183 per ounce, due to lower than planned performance at several operations. Total production costs are expected to reach $277 per ounce including purchase accounting adjustments. The company expects exploration and business development expenses to be approximately $50 million. Capital spending is expected to total $334 million (excluding deferred stripping costs of $126 million) due to increased activity at Alto Chicama and costs incurred at Veladero.

     Overall, we enter the last quarter of 2002 with the strongest balance sheet in the gold industry, a portfolio of high-quality, long-life properties, a promising growth pipeline with a growth strategy to bring it on stream - and a cash position of $988 million, with no net debt.

NON-GAAP MEASURES

We have included measures of earnings before non-hedge derivative gains and losses and operating cash flow excluding payments of previously accrued merger related costs, because we believe that this information will assist investors'


BARRICK THIRD QUARTER REPORT 2002     3     MANAGEMENT'S DISCUSSION AND ANALYSIS
understanding of the level of our core earnings and to assess our performance in 2002 compared to the prior year. We believe that conventional measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Below is a reconciliation of these non-GAAP performance measures.

Reconciliation of Net Income Before Derivative Transactions to GAAP Net Income

------------------------------------------------------------------------------------------------------------------------------------
                                                               Three months ended Sept. 30,      Nine months ended Sept. 30,
(in millions of United States dollars)                           2002            2001              2002            2001
------------------------------------------------------------------------------------------------------------------------------------
Net income before non-hedge derivative gains and losses          $ 40            $ 63              $134            $206

Non-hedge derivative losses (net of tax effects)                   (2)             --               (16)             --
------------------------------------------------------------------------------------------------------------------------------------
Net income for the period                                        $ 38            $ 63              $118            $206
------------------------------------------------------------------------------------------------------------------------------------


Reconciliation of Free Cash Flow to Operating Cash Flow

------------------------------------------------------------------------------------------------------------------------------------
                                                               Three months ended Sept. 30,      Nine months ended Sept. 30,
(in millions of United States dollars)                           2002            2001              2002            2001
------------------------------------------------------------------------------------------------------------------------------------
Free Cash Flow                                                   $ 68            $ 28              $228            $ 91

Capital Expenditures and Mine Development Costs                    99             130               290             434
------------------------------------------------------------------------------------------------------------------------------------
Operating cash flow                                              $167            $158              $518            $525
------------------------------------------------------------------------------------------------------------------------------------


Reconciliation of Operating Cash Flow Excluding Payments of
Previously Accrued Merger Related Costs to Operating Cash Flow

------------------------------------------------------------------------------------------------------------------------------------
                                                               Three months ended Sept. 30,      Nine months ended Sept. 30,
(in millions of United States dollars)                           2002            2001              2002            2001
------------------------------------------------------------------------------------------------------------------------------------
Operating cash flow excluding  payments of previously
accrued merger related costs                                     $167            $158              $556              $525

Payments of previously accrued merger related costs                 -               -               (38)                -
------------------------------------------------------------------------------------------------------------------------------------
Operating cash flow                                              $167            $158              $518             $ 525
------------------------------------------------------------------------------------------------------------------------------------


     We have included cash costs per ounce data because we understand that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. We also make reference to the term "free cash flow", which we define as cash flow from operations less cash used in the purchase of property, plant and equipment. This cash is available to reinvest in our business or to return to shareholders, either through dividends or share repurchases.

     We believe that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of the operating mines to generate cash flow. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.


BARRICK THIRD QUARTER REPORT 2002     4     MANAGEMENT'S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs Per Ounce to Financial Statements

------------------------------------------------------------------------------------------------------------------------------------
                                                               Three months ended Sept. 30,      Nine months ended Sept. 30,
(in millions of United States dollars)                           2002            2001              2002            2001
------------------------------------------------------------------------------------------------------------------------------------
Operating costs per financial statements                         $ 254           $150              $ 793           $ 470

Reclamation and closure costs                                       (2)            (4)               (13)            (12)
------------------------------------------------------------------------------------------------------------------------------------
Operating costs for per ounce calculation                        $ 252           $146              $ 780           $ 458
------------------------------------------------------------------------------------------------------------------------------------
Ounces sold (thousands)                                          1,384            898              4,265           2,834
Total cash costs per ounce                                       $ 182           $163              $ 183           $ 162
------------------------------------------------------------------------------------------------------------------------------------

Total cash costs per ounce data is calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). The Gold Institute is a worldwide association of suppliers of gold and gold products and includes leading North American gold producers. Adoption of the Standard is voluntary, and the data presented may not be comparable to data presented by other gold producers. Cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration.

Continuity Schedule of the Change in the Mark-to-Market
Value of the Gold and Silver Hedge Position

The estimated fair value of the gold contracts at September 30, 2002 was approximately $301 million negative, and the fair value of the silver contracts was $19 million positive. These values are based on the net present value of cash flows under the contracts, based on a gold spot price of $324 per ounce, silver spot price of $4.51 per ounce, and market rates for Libor and gold and silver lease rates. The year-to-date change in the fair value of the Company's gold contracts is detailed as follows:

--------------------------------------------------------------------------------
Fair value as at December 31, 2001                                 $  356

Impact of $152 million realized gains in the period to date          (152)

Impact of change in spot price (from $279 per ounce to $324
per ounce)                                                           (883)

Impact of contracts added                                             (21)

Implied contango period to date                                       109

Impact of change in valuation inputs other than spot metal
prices (e.g. interest rates, lease rates, and volatility)             290
--------------------------------------------------------------------------------
Fair value as at September 30, 2002                                $ (301)
--------------------------------------------------------------------------------

The mark-to-market value of the gold contracts would approach zero (breakeven) at a spot gold price of approximately $307 per ounce, assuming all other variables are constant.


BARRICK THIRD QUARTER REPORT 2002     5     MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

(In millions of United States dollars,
except per share data, Cdn GAAP basis)         Three months ended Sept. 30,          Nine months ended Sept. 30,
                                               ----------------------------          ---------------------------

(Unaudited)                                       2002            2001(1)               2002          2001(1)
---------------------------------------------------------------------------          ---------------------------
Gold sales                                      $  468           $   306              $1,426         $   984
---------------------------------------------------------------------------          ---------------------------
Costs and expenses
Operating                                          254               150                 793             470

Amortization - property, plant and equipment       125                81                 373             240
Amortization - intangible assets                     7                 -                  13               -
Administration                                      16                10                  49              30
Exploration and business development                19                10                  43              30
---------------------------------------------------------------------------          ---------------------------
                                                   421               251               1,271             770
---------------------------------------------------------------------------          ---------------------------
Interest and other income                           12                15                  28              27
Interest on long-term obligations                  (17)               (5)                (51)             (9)
Non-hedge derivative losses                         (2)                -                 (26)              -
---------------------------------------------------------------------------          ---------------------------
Income before income taxes                          40                65                 106             232
Income taxes                                        (2)               (2)                 12             (26)
---------------------------------------------------------------------------          ---------------------------
Net income                                      $   38           $    63              $  l18         $   206
---------------------------------------------------------------------------          ---------------------------
Per share data (note 3A)
Net income
Basic and diluted                               $ 0.07           $  0.16              $ 0.22         $  0.52
---------------------------------------------------------------------------          ---------------------------

See accompanying notes to interim unaudited consolidated financial statements.
(1) Restated (note 2A)

Consolidated Statements of Cash Flow

(In millions of United States dollars,
Cdn GAAP basis)                                    Three months ended Sept. 30,             Nine months ended Sept. 30,
                                                   ----------------------------             ---------------------------
(Unaudited)                                          2002            2001(1)                   2002          2001(1)
-------------------------------------------------------------------------------             --------------------------
Cash provided by operating activities (note 9)      $ 167            $ 158                    $ 518          $ 525
-------------------------------------------------------------------------------             --------------------------
Cash provided by (used in) investing activities

Property, plant and equipment                         (99)            (130)                    (290)          (434)

Short-term investments                                 29               58                      159           (265)

Other                                                   4                4                        7             (9)
-------------------------------------------------------------------------------             --------------------------
Cash used in investing activities                     (66)             (68)                    (124)          (708)
-------------------------------------------------------------------------------             --------------------------
Cash provided by (used in) financing activities

Capital stock (note 3)                                  2                -                       83              6

Long-term debt
    Proceeds                                            -                -                        -             49
    Repayments                                         (2)              (9)                      (3)           (12)

Dividends (note 3C)                                     -                -                      (60)           (44)
-------------------------------------------------------------------------------             --------------------------
Cash provided by (used in) financing activities         -               (9)                      20             (1)
-------------------------------------------------------------------------------             --------------------------
Increase (decrease) in cash and equivalents           101               81                      414           (184)

Cash and equivalents at beginning of period           887              358                      574            623
-------------------------------------------------------------------------------             --------------------------
Cash and equivalents at end of period               $ 988            $ 439                    $ 988          $ 439
-------------------------------------------------------------------------------             --------------------------


See accompanying notes to interim unaudited consolidat4d financial statements.

Consolidated Balance Sheets

(In millions of United States dollars,
Cdn GAAP basis)                           As at Sept. 30,    As at Dec. 30,
(Unaudited)                                          2002            2001(1)
---------------------------------------------------------    ---------------
Assets

   Current assets

   Cash and equivalents                            $  988           $  574

   Short-term investments                               -              159

   Accounts receivable                                 64               54

   Inventories and other current
   (note 4)                                           172              214
---------------------------------------------------------    ---------------
                                                    1,224            1,001

   Property, plant and equipment                    4,317            5,103

   Other assets                                       260              233

   Intangible assets (note 8)                         526                -

   Goodwill                                         1,295            1,347
---------------------------------------------------------    ---------------
                                                   $7,622           $7,684
---------------------------------------------------------    ---------------

Liabilities

   Current liabilities

   Accounts payable and accrued liabilities        $  411           $  497

   Current portion of long-term debt                   33                9
---------------------------------------------------------    ---------------
                                                      444              506

   Long-term debt                                     766              793

   Other long-term obligations                        410              379

   Future income taxes                                463              586
---------------------------------------------------------    ---------------
                                                    2,083            2,264
---------------------------------------------------------    ---------------

Shareholders' equity

   Capital stock (note 3)                           5,038            4,954

   Retained earnings                                  524              466

   Current portion of long-term debt                  (23)               -
---------------------------------------------------------    ---------------
                                                    5,539            5,420
---------------------------------------------------------    ---------------
                                                   $7,622           $7,684
---------------------------------------------------------    ---------------

See accompanying notes to interim unaudited consolidated financial statements.

(1) Restated (note 2A)

Consolidated Statements of Changes
in Shareholders' Equity


                                                                                            Cumulative
                                                     Capital stock                             foreign              Total
(in millions of United States dollars,         ----------------------                         currency             share-
Cdn GAAP basis)                                  Shares                    Retained        translation           holders'
(Unaudited)                                    (millions)      Amount      earnings(1)     adjustments             equity
-------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2001 as previously
  stated                                              536    $  4,954      $    479                  -           $  5,433
Change in accounting policy for revenue
  recognition (note 2A)                                 -           -           (13)                 -                (13)
-------------------------------------------------------------------------------------------------------------------------
Balance December 31, 2001 as restated                 536       4,954           466                  -              5,420

Capital stock (note 3)                                  6          84             -                  -                 84

Net income                                              -           -           118                  -                118

Dividends Paid (note 3C)                                -           -           (60)                 -                (60)

Foreign currency translation adjustments                -           -             -                (23)               (23)
-------------------------------------------------------------------------------------------------------------------------
Balance September 30, 2002                            542    $  5,038      $    524              $ (23)           $ 5,539
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes to interim unaudited consolidated financial statements.

(1) Restated (note 2A)

Notes to Unaudited Interim Consolidated Financial Statements (CDN GAAP)

Tabular dollar amounts in millions of United States dollars, unless otherwise indicated, Canadian GAAP basis. References to C$ and A$ are to Canadian and Australian dollars, respectively.

1     BASIS OF PREPARATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of our annual consolidated financial statements. Except as disclosed in note 2, the accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our annual consolidated financial statements and the notes thereto for the three years ended December 31, 2001.

     In the opinion of management, all adjustments considered necessary for fair presentation of results for the periods presented have been reflected in these financial statements. Operating results for the period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. These unaudited interim financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the three years ended December 31, 2001.

     The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2     ACCOUNTING CHANGES

A     Revenue recognition

Effective January 1, 2002, we have changed our accounting policy for revenue recognition. Previously, revenue from the sale of gold and by-products was recognized when the product was in saleable form; a sales agreement had been entered into that established quantities and price; and collectibility was reasonably assured. Under our amended revenue recognition policy, which is consistent with our accounting policy under United States generally accepted accounting principles, revenue is recognized when the following conditions are met: persuasive evidence of an arrangement exists; delivery has occurred in accordance with the terms of the arrangement; the price is fixed or determinable and collectibility is reasonably assured. For gold bullion sold under spot deferred contracts or in the spot market, revenue is recognized on transfer of title to the gold to counterparties. For gold concentrate, revenue is recognized on transfer of legal title to the concentrate to third party smelters based on the estimated gold and silver content of the concentrate at market spot prices. Adjustments to accounts receivable between the date of recognition and the settlement date, caused by changes in the market prices for gold and silver, are reflected in the statement of income when they occur. This accounting change has been applied retroactively with restatement of all prior periods presented. The effect of the change on the nine months ended September 30, 2002 and September 30, 2001 was an increase in net income by $12 million and $2 million, respectively, net of income tax effects of $5 million and $4 million, respectively, as well as a cumulative reduction of retained earnings at December 31, 2001 of $12 million, net of income tax effects of $1 million.

BARRICK THIRD QUARTER REPORT 2002  6  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B     Goodwill and other intangible assets

On January 1, 2002, we changed our accounting policy for goodwill and other intangible assets as required by CICA Handbook section 3062, Goodwill and Other Intangible Assets ("CICA 3062"). Under this new standard, goodwill and intangible assets with an indefinite life, are no longer amortized to income over time, but tested for impairment on adoption of the standard and at least annually thereafter to ensure that the fair value remains greater than, or equal to, book value. Any excess of book value over fair value would be charged to income in the period in which the impairment is determined. In accordance with the requirements of CICA 3062, we have adopted this new accounting standard prospectively, and amounts presented for prior periods have not been restated.

C     Accounting for stock-based compensation and other stock-based payments

Effective January 1, 2002, we adopted the new recommendations for accounting for stock-based compensation as required by CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments ("CICA 3870"). CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The recommendations of CICA 3870 are generally applied prospectively to awards granted on or after the date of adoption, except that retroactive application, without restatement, is required for outstanding awards at January 1, 2002 where the awards call for settlement in cash or other assets, or for stock appreciation rights that call for settlement by the issuance of equity instruments.

     As permitted by CICA 3870, we have elected not to apply fair value accounting and to measure compensation cost using the intrinsic value method for awards of stock options awarded to employees under our stock based compensation plan. Accordingly, no compensation cost will be recognized for our stock options whose exercise price was equal to the market price on the date of grant. Entities that do not apply the fair value based method of accounting are required to disclose for each period, for which an income statement is provided, the pro forma net income and net income per share, as if the fair value based accounting method had been used to account for stock-based compensation cost. Details of pro forma net income and net income per share are set out in note 3B.

     Under CICA 3870, awards under our Restricted Stock Unit plan (the "RSU plan") are required to be accounted for based on their fair value, which is consistent with our existing accounting policy for these awards.

3     CAPITAL STOCK

A     Net income per share

Net income per share was calculated on the basis of the weighted average number of common shares outstanding for the three month and nine month periods ended September 30, 2002 which amounted to 540 million shares (2001 - 396 million shares).

     Diluted net income per share reflects the dilutive effect of the exercise of the common share purchase options outstanding as at the end of the period. The number of shares for the diluted net income per share calculation for the three month and nine month periods ended September 30, 2002 and 2001 was 541 million shares and 396 million shares, respectively.


BARRICK THIRD QUARTER REPORT 2002  7  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B   Common share purchase options

----------------------------------------------------------------------------------------------------------------
                                               Common            Weighted          Common             Weighted
                                               shares             average          shares              average
                                           (millions)          price (C$)      (millions)          price (US$)
----------------------------------------------------------------------------------------------------------------
Outstanding as at December 31, 2001                19           $   28.29               6           $   16.67
2002 activity:
      Granted                                       1               29.81              --                  --
      Exercised                                    (4)              24.79              (2)              11.97
      Cancelled or expired                         (1)              34.15              (1)              15.25
----------------------------------------------------------------------------------------------------------------
Outstanding as at September 30, 2002               15           $   28.50               3           $   20.84
----------------------------------------------------------------------------------------------------------------


CICA 3870 encourages, but does not require, companies to include in compensation cost the fair value of stock options granted to employees. A company that does not adopt the fair-value method must disclose the cost of stock compensation awards, at their fair value on the date the award is granted. The fair value of common share purchase options granted in the nine month period ended September 30, 2002 was $2 million, estimated using the Black-Scholes model with the following assumptions: a 6-year expected term, 30% volatility, interest rates of 6% and an expected dividend yield of 1.5%. Under CICA 3870, the cost of stock compensation, including amortization of options issued prior to the implementation of the standard, and the resulting pro forma net income and net income per share would be as follows:

----------------------------------------------------------------------------------------------------------------
                                                  Three months ended             Nine months ended
                                                     September 30,                  September 30,
                                                   2002        2001             2002            2001
----------------------------------------------------------------------------------------------------------------
Stock compensation cost                           $    5       $    6          $   10          $   20
Pro forma net income                              $   33       $   57          $  108          $  186
Pro forma net income per share (dollars)          $ 0.06       $ 0.14          $ 0.20          $ 0.47
----------------------------------------------------------------------------------------------------------------

C   Dividends

In the nine months ended September 30, 2002, the Company declared and paid dividends in United States dollars totaling $0.11 per share.

4     INVENTORIES AND OTHER CURRENT ASSETS

--------------------------------------------------------------------------------
                                                 Sept. 30, 2002    Dec. 31, 2001
--------------------------------------------------------------------------------
Gold in process and ore in stockpiles               $   94            $  134
Mine operating supplies                                 76                72
Derivative instruments (note 5)                          2                 8
--------------------------------------------------------------------------------
                                                    $  172            $  214
--------------------------------------------------------------------------------

Gold in process and ore in stockpiles excludes $60 million (December 31, 2001 - $46 million) of stockpiled ore which is not expected to be processed in the following 12 months. This amount is included in other assets.


BARRICK THIRD QUARTER REPORT 2002  8  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5     DERIVATIVE INSTRUMENTS

A     Derivative instruments

We utilize over-the-counter ("OTC") contracts as the primary basis for entering into derivative transactions. These privately negotiated agreements, compared to exchange traded contracts, allow us to incorporate favourable credit, tenor and flexible terms into the contracts. The underlyings in the contracts include commodities, interest rates, foreign currency exchange rates and bond indices with diversified credit exposure. We do not enter into derivative instruments which we would consider to be leveraged. For a full description of our objectives and strategies for using derivative instruments; the nature and principal terms of the derivative instruments we use; the valuation techniques used to estimate the fair value of derivative instruments; and the nature of credit and market risks associated with the derivative instruments we use, refer to our audited consolidated financial statements for the three years ended December 31, 2001.

B     Gold and silver contracts outstanding at September 30, 2002

------------------------------------------------------------------------------------------------------------------------------------
Maturity/Scheduled for delivery in             2002         2003         2004         2005         2006        2007+        Total
------------------------------------------------------------------------------------------------------------------------------------
Gold contracts
Spot deferred contracts (1)
    Ounces (thousands)                          750        2,800        1,650        1,550        1,550        8,600       16,900
    Average price per ounce                 $   365      $   340      $   345      $   335      $   338      $   342      $   342
Variable price gold sales and option
contracts
With "caps"(2)
    Ounces (thousands)                         --            475          300          300         --            900        1,975
     Average price per ounce at cap
     expiry date                               --        $   343      $   310      $   317         --        $   369      $   346
With "caps" and "floors"
    Ounces (thousands)                          100          150         --           --           --           --            250
    Cap price per ounce                     $   297      $   310         --           --           --           --        $   305
    Floor price per ounce                   $   270      $   280         --           --           --           --        $   276
------------------------------------------------------------------------------------------------------------------------------------
Total gold ounces (thousands)                   850        3,425        1,950        1,850        1,550        9,500       19,125
Average price per ounce                     $   357      $   339      $   340      $   332      $   338      $   345      $   342
------------------------------------------------------------------------------------------------------------------------------------

Silver contracts
Spot deferred contracts
    Ounces (thousands)                        5,000       10,750        9,750        9,500        2,400         --         37,400
    Average price per ounce                 $  4.75      $  5.00      $  5.10      $  5.20      $  5.25         --        $  5.06
Written silver call options
    Ounces (thousands)                        2,000        3,750        5,000        2,000         --           --         12,750
    Average exercise price per ounce        $  5.25      $  5.27      $  5.28      $  5.00         --           --        $  5.23
------------------------------------------------------------------------------------------------------------------------------------
Total silver ounces (thousands)               7,000       14,500       14,750       11,500        2,400         --         50,150
Average price per ounce                     $  4.89      $  5.07      $  5.16      $  5.17      $  5.25         --        $  5.10
------------------------------------------------------------------------------------------------------------------------------------

1  Net of 300,000 ounces of gold contracts purchased
2  Net of 150,000 ounces of gold calls purchased

In addition to the above, we have off-take contracts which allow (but do not commit) Barrick to sell 1.8 million ounces of gold spread over 10 years, at the then prevailing spot price.

     The Company has previously announced that it anticipates a reduction in its forward gold sales position to approximately 12 million ounces by the end of 2003, based on current market conditions. This reduction is planned primarily through scheduled deliveries from production, but also through opportunistic early delivery of production into certain contracts.

BARRICK THIRD QUARTER REPORT 2002  9  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(i)   Derivative instruments accounted for as executory sales contracts

Spot deferred sales contracts

We have entered into spot deferred sales contracts, with various counterparties, that establish selling prices for future gold production, and which therefore act as an economic hedge against possible price fluctuations in gold. The contracts have a final delivery date of up to 15 years from inception, but we have the right at our sole discretion to set a delivery date for any Spot Deferred Sales Contracts during this 15-year period from inception. At the time a delivery date is rescheduled, the contract price is adjusted based on the difference between the prevailing forward gold market price and the original contract price.

     The average price of the spot deferred sales contracts reflects established and expected future price assumptions. Prices are fixed on 100% of the contracts through 2005. Beyond 2005, the expected prices incorporate an average lease rate assumption of 1.75%. Variations between the lease rate assumption and the actual lease rates will impact the final realized selling prices. Lease rate exposure is managed and accounted for separately from our executory sales contracts, and the economic impact flows through our earnings each quarter as part of "non-hedge derivative losses". The outstanding lease rate swaps at September 30, 2002, that we utilize to manage our lease rate exposure were as follows:

-------------------------------------------------------------------------------------------------------------------------
Maturity                            2002      2003        2004        2005          2006         2007+          Total
-------------------------------------------------------------------------------------------------------------------------
Gold lease rate swaps
  Receive fixed, pay floating
  Notional (thousands of ounces)      -        150         400         595         1,016         3,155         5,316
  Fixed rate (%)                      -       2.5%        2.5%        2.5%          2.6%          4.1%          3.5%
-------------------------------------------------------------------------------------------------------------------------

Variable Price Sales Contracts

Variable Price Sales Contracts are contracts whereby we will deliver a specified quantity of gold on a future date that is determined by us. The contracts have a final delivery date of up to 15 years from inception, but we have the right at our sole discretion to set a delivery date for any Variable Price Sales Contract during this 15-year period from inception. All of the Variable Price Sales Contracts have expected delivery dates in 2005 and beyond. The contract price equals the gold spot price subject to a specified maximum ("cap") based on market conditions in the years indicated in the table above, plus a fixed premium payable to Barrick. The contract price will be adjusted in the same manner as price adjustments to spot deferred contracts for the period from these dates to the expected delivery date in 2005 and beyond. Certain of these contracts also have a specified minimum ("floor") price.


BARRICK THIRD QUARTER REPORT 2002 10  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

C     Other derivative instruments outstanding as at September 30, 2002

-----------------------------------------------------------------------------------------------------------------------------------
Maturity                                     2002         2003        2004          2005        2006         2007+          Total
-----------------------------------------------------------------------------------------------------------------------------------
Interest rate contracts
Receive fixed - swaps and swaptions
Notional amount (millions)                      -      $   375      $  250       $   150      $  172       $   225       $  1,172
Fixed rate (%)                                  -         4.5%        3.5%          5.2%        5.4%          5.1%           4.6%
Pay fixed - swaps and swaptions
Notional amount (millions)                 $   25      $   100           -       $    50           -       $   600       $    775
Fixed rate (%)                               5.2%         3.4%           -          7.4%           -          5.6%           5.4%
-----------------------------------------------------------------------------------------------------------------------------------
Net notional position                      $  (25)     $   275      $  250       $   100      $  172       $  (375)      $    397
-----------------------------------------------------------------------------------------------------------------------------------

Total return swaps
    Notional amount (millions)             $   27            -           -             -           -             -       $     27
-----------------------------------------------------------------------------------------------------------------------------------

Currency contracts
Canadian Dollar Forwards
    C$ (millions)                          $   31      $   132      $  102       $    91           -             -       $    356
    Average Price (US(cent))                 0.64         0.63        0.64          0.63           -             -           0.63
Canadian Dollar Min-Max Contracts
    C$ (millions)                          $   57      $   118      $   77             -           -             -       $    252
    Average Cap Price (US(cent))             0.65         0.65        0.65             -           -             -           0.65
    Average Floor Price (US(cent))           0.62         0.63        0.63             -           -             -           0.63
Australian Dollar Forwards
    A$ (millions)                          $   20      $   190      $  311       $   283      $   10             -       $    814
    Average Price (US(cent))                 0.55         0.52        0.51          0.51        0.52             -           0.52
Australian Dollar Min-Max Contracts
    A$ (millions)                          $   97      $   224      $   10       $    10      $   10             -       $   351
    Average Cap Price (US(cent))             0.54         0.55        0.52          0.52        0.52             -          0.54
    Average Floor Price (US(cent))           0.53         0.52        0.51          0.51        0.51             -          0.52
-----------------------------------------------------------------------------------------------------------------------------------

(i)   Cash flow hedges

We use forward and zero cost min-max currency contracts to economically hedge exposures arising from operating expenses and capital expenditures denominated in currencies other than the United States dollar. The specific terms and notional amounts of the contracts are determined based on management's assessment of forecasted future cash flows relating to these expenditures. At September 30, 2002, we had elected hedge accounting treatment for Canadian dollar contracts with a total notional amount of C $608 million, and Australian dollar contracts with a total notional amount of A $1,165 million.

     In addition, we have elected for certain of our receive fixed interest rate swaps, with a total notional amount of $525 million, to be accounted for as cash flow hedges of expected future interest receipts arising on our cash and short-term investments.



BARRICK THIRD QUARTER REPORT 2002 11  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6   CONTINGENCIES

A   Environmental

Our mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. We conduct our operations so as to protect public health and the environment and we believe that our operations are materially in compliance with all applicable laws and regulations. We have made, and expect to make in the future, expenditures to comply with such laws and regulations.

B   Litigation and claims

In October 1997, Homestake Canada Inc. ("HCI"), a wholly-owned subsidiary of Barrick, entered into an agreement with Inmet Mining Corporation ("Inmet") to purchase the Troilus mine in Quebec for $110 million plus working capital. In December 1997, HCI terminated the agreement after determining that, on the basis of due diligence studies, conditions to closing the arrangement would not be satisfied. On February 23, 1998, Inmet filed suit against HCI in the British Columbia Supreme Court, disputing the termination of the agreement and alleging that HCI had breached the agreement. On January 15, 2002, the Supreme Court of British Columbia released its decision in the matter and found in favour of Inmet and against HCI. Specifically, the Court held that Inmet should be awarded equitable damages in the amount of C$88.2 million, which amount was accrued at December 31, 2001. The Court did not award Inmet pre-judgement interest. Inmet requested the Court to re-open the trial to permit Inmet to make submissions on its claim for pre-judgement interest from the date of the breach by HCI. The request to re-open was denied by the court on May 17, 2002. On February 7, 2002, HCI filed a Notice of Appeal of the decision with the British Columbia Court of Appeal. Inmet filed a notice of Appeal of the decision denying Inmet the pre-judgment interest. A letter of credit in the approximate amount of C$95 million was posted on August 20, 2002 by HCI with the British Columbia Court of Appeal, pending a decision on the appeal.

     On April 30, 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., certain of its directors and officers or former directors and officers and others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996. On July 13, 1999, the Court dismissed the claims against us and several other defendants on the grounds that the plaintiffs had failed to state a claim under United States securities laws. On August 19, 1999, the plaintiffs filed an amended complaint restating their claims against us and certain other defendants and on June 14, 2000 filed a further amended complaint, the Fourth Amended Complaint. On March 31, 2001, the Court granted in part and denied in part our Motion to Dismiss the Fourth Amended Complaint. As a result, we remain a defendant in the case. We believe that the remaining claims against us are without merit. We filed our formal answer to the Fourth Amended Complaint on April 27, 2001 denying all relevant allegations of the plaintiffs against us. Discovery in the case has been stayed by the Court pending the Court's decision on whether or not to certify the case as a class action. The amount of potential loss, if any, which we may incur arising out of the plaintiffs claims is not currently determinable.

     From time to time, we are involved in various claims, legal proceedings and complaints arising in the ordinary course of business. We are also subject to reassessment for income and mining taxes for certain years. We do not believe that adverse decisions in any pending or threatened proceedings related to any potential tax assessments or other matters, or any amount which we may be required to pay by reason thereof, will have a material adverse effect on our financial condition or future results of operations.


BARRICK THIRD QUARTER REPORT 2002 12  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7    SEGMENT INFORMATION

---------------------------------------------------------------    -----------------------------------------------------------------
                            Three months          Nine months                                     Three months           Nine months
                                   ended                ended                                            ended                 ended
                           September 30,         September 30,                                   September 30,         September 30,
                           2002     2001        2002      2001                                 2002       2001       2002       2001
---------------------------------------------------------------    -----------------------------------------------------------------
                                                                   Income (loss) before
Gold sales                                                         income taxes
    Goldstrike           $160       $183       $ 490     $ 623         Goldstrike                10         43         47       186
    Pierina                73         90         205       230         Pierina                   15         30         43        72
    Eskay Creek            30          -          89         -         Eskay Creek               15          -         42         -
    Bulyanhulu             28         30          91        52         Bulyanhulu                 -          5          6         8
    Kalgoorlie             32          -          90         -         Kalgoorlie                 7          -         14         -
    Hemlo                  21          -          66         -         Hemlo                      5          -         10         -
    Plutonic               29          -          76         -         Plutonic                   4          -         18         -
    Round Mountain         36          -         102         -         Round Mountain             6          -         20         -
    Other                  59          3         217        79         Other                     20         (3)        47         8
---------------------------------------------------------------    -----------------------------------------------------------------
                          468        306       1,426       984                                   82         75        247       274
---------------------------------------------------------------    -----------------------------------------------------------------
Operating costs                                                    Exploration and
    Goldstrike            112        119         331       355         business development     (19)       (10)       (43)      (30)
    Pierina                19         13          52        33     Corporate expenses, net      (21)         -        (72)      (12)
    Eskay Creek             4          -          15         -     Non-hedge derivative
    Bulyanhulu             19         17          58        30         losses                    (2)         -        (26)        -
    Kalgoorlie             21          -          62         -     Income taxes                  (2)        (2)        12       (26)
                                                                   -----------------------------------------------------------------
    Hemlo                  13          -          47         -     Net income                   $38        $63       $118      $206
                                                                   -----------------------------------------------------------------
    Plutonic               17          -          43         -     Capital expenditures
    Round Mountain         23          -          64         -         Goldstrike               $36        $65       $113      $200
    Other                  26          1         121        52         Bulyanhulu                12         21         44       125
---------------------------------------------------------------
                          254        150         793       470         Pierina                    7          9         16        16
---------------------------------------------------------------
Amortization                                                           Eskay Creek                5          -          8         -
    Goldstrike             38         21         112        82         Kalgoorlie                 4          -          7         -
    Pierina                39         47         110       125         Hemlo                      2          -          5         -
    Eskay Creek            11          -          32         -         Plutonic                   6          -         14         -
    Bulyanhulu              9          8          27        14         Round Mountain             1          -          7         -
    Kalgoorlie              4          -          14         -         Pascua-Lama                3         17          9        64
    Hemlo                   3          -           9         -         Cowal                      5          -          7         -
    Plutonic                8          -          15         -         Veladero                   4          -         16         -
    Round Mountain          7          -          18         -         Alto Chicama               7          -         16         -
    Other                  13          5          49        19         Other                      7         18         28        29
---------------------------------------------------------------    -----------------------------------------------------------------
                          132         81         386       240                                  $99       $130       $290      $434
---------------------------------------------------------------    -----------------------------------------------------------------


BARRICK THIRD QUARTER REPORT 2002 13  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8 BUSINESS COMBINATIONS

A    Homestake Mining Company

On December 14, 2001, a wholly-owned subsidiary of Barrick acquired Homestake Mining Company ("Homestake"). Homestake was a global gold mining company with its primary operations in the United States, Australia, Canada and Argentina. Under the terms of the agreement, approximately 139.5 million shares of Barrick common stock were issued in exchange for all of the outstanding shares of Homestake common shares based upon an exchange ratio of 0.53:1. The acquisition has been accounted for as a purchase for Canadian GAAP purposes, with the results of Homestake's operations included in the consolidated financial statements effective December 31, 2001.

     The aggregate purchase price was $2,250 million including common stock of $2,220 million and the fair value of stock options issued to Homestake employees of $30 million. In addition, we incurred $18 million in share issue costs, which have been charged against capital stock. The value of the 139.5 million common shares issued, was determined based on the average market price of the Barrick common shares over the five-day period before and after the terms of the acquisition were agreed to and announced.

     A valuation has been undertaken to allocate the cost of the purchase to assets acquired and liabilities assumed, including intangibles and goodwill. Final adjustments will be made to the amounts assigned to assets and liabilities once the valuation process is completed.

     The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the effective date of acquisition based on the results of the valuation process completed to date.

----------------------------------------------------------------
Current assets                                $     206
Property, plant and equipment                       855
Other long term assets                              151
Intangible assets                                   539
Goodwill                                          1,295
----------------------------------------------------------------
       Total assets acquired                      3,046
----------------------------------------------------------------
Current liabilities                                (196)
Long-term debt                                      (74)
Future income taxes                                (196)
Other long-term obligations                        (330)
----------------------------------------------------------------
       Total liabilities assumed                   (796)
----------------------------------------------------------------
Net assets acquired                           $   2,250
----------------------------------------------------------------


BARRICK THIRD QUARTER REPORT 2002 14  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Details of acquired intangible assets are as follows;

                                                           As at September 30, 2002                   As at January 1, 2002
                                                    -------------------------------------------------------------------------------
                                                      Gross Carrying      Accumulated           Gross Carrying      Accumulated
                                                          Amount          Amortization              Amount          Amortization
                                                    -------------------------------------------------------------------------------
Amortized intangible assets
   Mining rights for proven and probable reserves        $   129           $    13                 $  129            $  --
------------------------------------------------------------------------------------------------------------------------------------
Unamortized intangible assets
   Mining rights for mineralized material                    410                -                     410               --
------------------------------------------------------------------------------------------------------------------------------------
   Total                                                 $   539           $    13                 $  539            $  --
------------------------------------------------------------------------------------------------------------------------------------


The allocation of goodwill to each operating segment will be completed on finalization of the purchase price allocation.

9     RECONCILIATION OF NET INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES

--------------------------------------------------------------------------------------------------------------------
                                                             Three months ended                Nine months ended
                                                                 September 30,                    September 30,
                                                             2002          2001                2002         2001
--------------------------------------------------------------------------------------------------------------------
Net income                                                $     38       $    63       $    118    $       206
Adjustments:
   Amortization                                                132            81            386            240
   Amortization of deferred stripping costs                     39            19            101             97
   Future income taxes                                          (3)          (2)            (27)            (7)
   Other items                                                 (12)           14            (23)            38
   Changes in operating assets and liabilities:
   Accounts receivable                                           -            61             (5)            74
   Inventories and other current assets                          2           (1)             60             (3)
   Accounts payable and accrued liabilities                    (29)         (77)            (92)          (120)
--------------------------------------------------------------------------------------------------------------------
   Cash provided by operating activities                  $    167       $   158       $    518    $       525
--------------------------------------------------------------------------------------------------------------------


BARRICK THIRD QUARTER REPORT 2002 15  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10    HOMESTAKE CANADA INC. ("HCI")

In connection with a 1998 acquisition, HCI issued 11.1 million HCI exchangeable shares. Each HCI exchangeable share is exchangeable for 0.53 of a Barrick common share at any time at the option of the holder and has essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. A share of special voting stock, which was issued to the transfer agent in trust for the holders of the HCI exchangeable shares, provides the mechanism for holders of the HCI exchangeable shares to receive their voting rights.

     As at September 30, 2002, 1.6 million of the HCI exchangeable shares were outstanding and are equivalent to 0.8 million Barrick common shares. As at September 30, 2002, we had reserved 0.8 million Barrick shares for issuance on exchange of the HCI exchangeable shares outstanding.

     Summarized consolidated financial information for HCI, prepared in accordance with US GAAP, is as follows:

-------------------------------------------------------------------------------------------------
                                                September 30, 2002           December 31, 2001
-------------------------------------------------------------------------------------------------
Current assets                                                $ 70                        $ 43
Non-current assets                                             272                         345
-------------------------------------------------------------------------------------------------
Total assets                                                  $342                        $388
-------------------------------------------------------------------------------------------------
Other current liabilities                                     $ 74                        $ 76
Notes payable                                                  416                         416
Other long-term liabilities                                     18                          12
Deferred income taxes                                          122                         121
Shareholders' equity                                          (288)                       (237)
-------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                    $342                        $388
-------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                              Three months ended          Nine months ended
                                                                   September 30,              September 30,
                                                                            2002                       2002
-----------------------------------------------------------------------------------------------------------------
Total revenues and other income                                             $  38                      $141
Less: costs and expenses                                                       36                       138
-----------------------------------------------------------------------------------------------------------------
Income (loss) before taxes                                                  $   2                      $  3
-----------------------------------------------------------------------------------------------------------------
Net (loss)                                                                  $  (2)                     $ (7)
-----------------------------------------------------------------------------------------------------------------


BARRICK THIRD QUARTER REPORT 2002 16  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Certain statements included herein, including those regarding, production, realized gold prices and costs constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the worldwide price of gold or certain other commodities and currencies and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Annual Information Form and Management's Discussion and Analysis of Financial and Operating Results" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

     Barrick expressly disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, events or otherwise.

     For a description of the key assumptions, parameters and methods used in calculating Barrick's reserves and resources, including the resource at the Alto Chicama property, see Barrick's most recent Annual Information Form referred above, and Barrick's press releases of July 10, and September 17, 2002.